ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au

FOR IMMEDIATE RELEASE: 10th DECEMBER 2007	ASX Code: OEC
OTCBB Code: OBTLY

Bajaj provides update on the launch of the Direct Injection Autorickshaw

PERTH, AUSTRALIA:  Orbital Corporation Limited notes that Bajaj Auto held a press conference on Saturday December 8th to discuss the capability and future plans for the Direct Injection gasoline Autorickshaw, now named RE GDi which was initially launched in May this year.

Set out below is a copy of the Bajaj press release describing the benefits of the RE GDi Autorickshaw incorporating Orbital’s Direct Injection technology.

Commenting on this press release Orbital’s CEO Rod Houston said “We are pleased to see that the first customers have had major benefits in fuel efficiency and that Bajaj are now clarifying some of their plans for this Direct Injection technology.”

Bajaj Press Release

Pune 8th December 2007: Bajaj Auto has announced another break through engine technology with the launch of the highly fuel efficient and low emission RE GDi Autorickshaw. This vehicle incorporates the latest in Gasoline technology – the Gasoline Direct injection engine, to achieve substantially lower emissions than even the alternate “clean” fuel CNG vehicles. Designed and developed by Bajaj Auto’s R&D, the technology ensures not only a cleaner environment but also delivers low operating cost to the autorickshaw owner. Bajaj Auto presented the innovative new GDi technology at their Corporate Headquarters in Pune today.

The benefits of this new technology are:

Emissions

The direct injection of fuel as a fine mist controlled precisely with an Electronic Control unit (ECU) avoids escape of unburnt fuel into the exhaust and drastically reduces emissions. The emissions per km on the RE GDi Autorickshaw is 25% lower Autorickshaw for HC+NOX (Hydrocarbons and nitrous oxides) and 50% lower for CO (Carbon Monoxide) than the RE Autorickshaw with virtually no visible smoke. Even more important the emissions are also comparable or lower than the alternate “clean” fuel engines using LPG/CNG.

Economy

The RE GDi delivers a substantial 33% better fuel-efficiency than the conventional RE Autorickshaw. This is a boon to operators in the days of rising fuel prices. The new engine also has an electric oil pump, which is again precisely controlled by the ECU, to deliver savings on oil consumption as well. The pilot group of customers to whom vehicles have been sold are reporting additional income of Rs.80-100/- per day.

Other Advantages

Other user friendly features available on the RE GDi are:

*Electric Starter to reduce driver fatigue
*Twin headlamp for improved visibility
*A new dashboard for car like feeling
*Swing arm with anti dive link front suspension

The Engine has been tuned for strong low-end torque to deliver 15% more torque and 25% more power for improved drivability in congested city traffic.

Mr.R.C.Maheshwari the CEO for the commercial vehicle business said "Alternate fuels like LPG and CNG, while being environmentally friendly, present logistical and distribution challenges that would take time to overcome. We have developed an excellent alternative that runs on conventional gasoline and at the same time generates lower emissions. With this technology being available now, any concern of local governments, state bodies and NGO’s on gasoline autorickshaw emissions should no longer be there. We would like to suggest to the authorities to accept GDi vehicles in the category of environmentally friendly vehicles."

"Our R&D has developed some of the most efficient engines in the world over with pioneering technology breakthroughs. We have kept very aggressive targets for our Commercial vehicle businesses and the common values that will drive the business will be those of Innovation and offering the highest value for our customers. We will be leaders in both businesses through Product and Process innovations," continued Mr. R.C. Maheshwari.

Bajaj Auto currently has the widest range of 2 stroke gasoline, 2 stroke LPG, 2 stroke CNG, 4 stroke gasoline, 4 stroke LPG, 4 stroke CNG and Diesel 3-wheelers in its stable that sell about 25,000 vehicles per month of which almost half is exported.

The GDI vehicle will be launched in a phased manner throughout the country and the focus would be on educating customer groups on the enormous benefits that the vehicle offers to their earnings. After Pune, Bajaj Auto plans on launching the vehicle in Trivandrum and Mangalore.

ENDS

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains. Orbital provides its customers with leading edge, world class, engineering expertise.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

CONTACTS	Australia: Dr Rod Houston Chief Executive Officer Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au